UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

MHI Hospitality Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
55302L102
(Cusip Number)
John Liu c/o Essex Equity Capital Management, LLC 375 Hudson Street, 12th Floor New York, New York 10014 (212) 989-2700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 16 Pages
Exhibit Index Found on Page 15

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Essex Illiquid, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 16 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Essex Equity Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 16 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Basil Maher
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 16 Pages

13D
CUSIP No. 55302L102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M. Brian Maher
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares.  The reporting persons do not affirm the existence of such a group.  See Preliminary Note and Items 2, 4 and 5.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,748,000 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,748,000 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,000 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 5 of 16 Pages

Preliminary Note:  The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the Common Stock, par value $0.01 per share (the “Shares”), of MHI Hospitality Corporation (the “Company”).  As of the date hereof, the Reporting Persons own, in aggregate, (i) warrants to purchase 1,748,000 Shares (the “Warrants”), which Warrants are currently exercisable, and (ii) 23,000 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company.

The Reporting Persons are filing this Schedule 13D to report their respective beneficial ownership of Shares through the ownership of Warrants.  All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares (through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise.  All percentages were calculated based on the 9,586,786 Shares outstanding as of March 29, 2011 (as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2011), plus the additional Shares that would be issued if the applicable Reporting Person exercised all of the Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Warrants held by any other persons.

  Item 1.  Security And Issuer

This statement relates to the Shares of the Company.  The Company’s principal offices are located at 410 West Francis Street, Williamsburg, Virginia 23185.

  Item 2.  Identity And Background

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Essex Illiquid, LLC, a Delaware limited liability company (the “Fund”), with respect to the Shares beneficially owned by it;

(ii)	Essex Equity Capital Management, LLC, a Delaware limited liability company and the investment manager (the “Investment Manager”) of the Fund, with respect to the Shares beneficially owned by the Fund;

(iii)
Basil Maher, a United States citizen (the “First Individual Reporting Person”) and a member of the investment committee for members of the Investment Manager, with respect to the Shares beneficially owned by the Fund; and

(iv)
M. Brian Maher, a United States citizen (the “Second Individual Reporting Person” and, together with the First Individual Reporting Person, the “Individual Reporting Persons”) and a member of the investment committee for members of the Investment Manager, with respect to the Shares beneficially owned by the Fund.

By virtue of the Securities Purchase Agreement, the Warrant Agreement and/or the

Page 6 of 16 Pages

Registration Rights Agreement (each as defined and described below), if the Reporting Persons were deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Richmond Hill Capital Partners, LP and certain of its affiliates (collectively, the “Richmond Hill Entities”), the Reporting Persons could be deemed to have become owners of the securities beneficially owned by such persons.  To the extent the Richmond Hill Entities consider themselves a group with the Reporting Persons, they are solely responsible for the information contained in their separate filings on Schedule 13D.  See Items 4 and 5 for additional information regarding the Shares which the Richmond Hill Entities may be deemed to beneficially own.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is a member of such a group with any such entity or person, and the Reporting Persons disclaim beneficial ownership of any securities beneficially owned by the Richmond Hill Entities.

(b)           The address of the principal business office of (i) the Fund and the Investment Manager is c/o Essex Equity Capital Management, LLC, 375 Hudson Street, 12th Floor, New York, New York 10014 and (ii) the Individual Reporting Persons is c/o Essex Equity Capital Management, LLC, 70 South Orange Avenue, Suite 105, Livingston, New Jersey 07039.

(c)           The principal business of the Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Manager is that of an investment adviser.  The principal business of each of the Individual Reporting Persons is investing for his own account, including serving as a member of the investment committee for members of the Investment Manager.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons is set forth above.

  Item 3.  Source And Amount Of Funds And Other Consideration

The net investment cost for the Shares beneficially owned by the Fund is $23.0 million.  The consideration for such acquisitions was obtained for the Fund from working capital.

  Item 4.  Purpose Of  The Transaction

Transaction Overview

As further described below, on April 18, 2011 (the “Closing Date”): (a) the Fund and Richmond Hill Capital Partners, LP acquired from the Company Preferred Stock, Warrants and

Page 7 of 16 Pages

certain registration rights relating to Shares issuable upon exercise of the Warrants; and (b) an affiliate of the Fund agreed to provide bridge financing to the Company.

Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement, dated as of the Closing Date (the “Securities Purchase Agreement”), among the Company, the Fund and Richmond Hill Capital Partners, LP, the Fund purchased 23,000 shares of Preferred Stock, together with  Warrants to purchase 1,748,000 Shares, for a total purchase price of $23.0 million.

This summary of the Securities Purchase Agreement is qualified in its entirety by the full terms and conditions of the Securities Purchase Agreement, a copy of which is attached as Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2011 (the “Company 8-K”), and which is hereby incorporated herein by reference.

Warrant Agreement

The terms of the Warrants are set forth in the Warrant to Purchase Common Stock of MHI Hospitality Corporation, dated as of the Closing Date (the “Warrant Agreement”), executed by the Company.  Pursuant to the Warrant Agreement, the Fund is entitled to purchase up to 1,748,000 Shares at an exercise price of $2.25 per Share, such number of Shares and exercise price subject to adjustment under certain circumstances.  Also, pursuant to the Warrant Agreement, Richmond Hill Capital Partners, LP acquired Warrants to purchase up to 152,000 Shares.  The Warrants are exercisable during the period commencing on the Closing Date and terminating on October 18, 2016.  As set forth in the Warrant Agreement, the Fund is entitled to participate in certain future securities offerings of the Company.  The Warrant Agreement further provides that for so long as the holders of Issued Warrant Shares (as defined in the Warrant Agreement) constitute, in the aggregate, 10 percent or more of the Company’s common stock (and do not otherwise have the right to appoint a member of the Company’s board of directors (the “Board”) due to their ownership of Preferred Stock), such holders shall have the exclusive right to nominate one member of the Board.

This summary of the Warrant Agreement is qualified in its entirety by the full terms and conditions of the Warrant Agreement, a copy of which is attached as Exhibit 4.2 to the Company 8-K, and which is hereby incorporated herein by reference.

Preferred Stock

The terms of the Preferred Stock are set forth in the MHI Hospitality Corporation Articles Supplementary for Series A Cumulative Redeemable Preferred Stock (the “Articles Supplementary”).  The Preferred Stock is not convertible into Shares or other securities of the Company.  The Preferred Stock holders shall receive cumulative dividends payable (a) in cash at an annual rate of 10 percent of the $1,000 liquidation preference per share of Preferred Stock and (b) in shares of Preferred Stock at an annual rate of two percent of the liquidation preference per share of Preferred Stock.

Page 8 of 16 Pages

The Preferred Stock is non-voting except that (a) the affirmative vote of two-thirds of the outstanding Preferred Stock, voting separately as a class, shall be required for any amendment of the Company’s Articles of Incorporation, if such amendment adversely affects the rights or preferences of the Preferred Stock, and (b) the holders of Preferred Stock have the exclusive right, voting separately as a class, to elect one member of the Board and to have one Board observer.  Under certain circumstances, as further described below, the Preferred Stock holders will be entitled to appoint a majority of the Company’s Board members.

The Company must redeem all outstanding Preferred Stock at liquidation preference plus any accrued and unpaid preferred dividends upon the earliest of any of the following (each, a “Trigger Event”):  (i) April 18, 2016; (ii) the Company’s failure to pay the full aggregate amount of preferred dividends for any two consecutive dividend payment dates; (iii) Hotel NOI (as defined in the Articles Supplementary) for the trailing 12-month period at the end of any calendar quarter on or after December 21, 2012 is below $18 million; (iv) (A) the failure by the Company or any of its subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (as defined in the Articles Supplementary) in an individual principal amount of $500,000 or more or in an aggregate principal amount of $1 million or more, in each case beyond any provided grace period, or (B) the breach or default by the Company or any of its subsidiaries with respect to any other material term of (I) one or more items of Indebtedness in the individual or aggregate principal amounts referred to above or (II) any loan agreement, mortgage, indenture or other agreement relating to such item of Indebtedness, in each case (x) not waived by the holders of such Indebtedness and (y) beyond any provided grace period, if as a result of such breach or default, the holders of such Indebtedness declare an “event of default”; and (v) the failure of the Company to appoint to the Board, by July 17, 2011, the director designated by the holders of the Preferred Stock.  The Articles Supplementary also specify that Net Asset Sales Proceeds or Net Debt Issuance Proceeds (each as defined in the Articles Supplementary), in certain cases, shall be applied to the redemption of Preferred Stock at liquidation preference plus any accrued and unpaid preferred dividends and additional preferred dividends that would have accrued through April 18, 2014.  The Company will also redeem the Preferred Stock upon its failure to observe any of the covenants set forth in Section 9 of the Articles Supplementary at liquidation preference plus any accrued and unpaid preferred dividends and additional preferred dividends that would have accrued through April 18, 2014.

In the event that the Company fails to redeem the Preferred Stock following any Trigger Event, then within 60 days after the Trigger Event (the “Initial Period”), the Company shall (a) prepare and file during the Initial Period a registration statement with the SEC for the issuance of common stock and/or (b) negotiate and execute a non-binding letter of intent for an asset sale, with sufficient anticipated proceeds from such sales to redeem in full the Preferred Stock.  Within 45 days beyond the Initial Period or such shorter period in the event the contemplated common stock or asset sale is no longer being pursued by the Company (the “Final Period”), the  Company shall raise proceeds from one or more additional common stock or asset sales sufficient to redeem in full the Preferred Stock.  In the event the Company has not redeemed in full all of the Preferred Stock by the end of the Final Period, then holders of the Preferred Stock will have the immediate right to designate the number of additional Board members such that the Preferred Stock would have appointed a majority of the Board, provided that the sum of the aggregate liquidation preference of the Preferred Stock and the outstanding principal balance

Page 9 of 16 Pages

under the Note (as defined below), if an affiliate of the holders of the Preferred Stock is the holder of the Note (such aggregate liquidation preference and outstanding principal balance, collectively, the “Ownership Interest”), exceeds 50 percent of the aggregate market value of the Company’s outstanding common stock plus the Ownership Interest (together, the “Aggregate Value”).  If the Preferred Stock holders’ Ownership Interest is more than 10 percent and less than a majority of the Aggregate Value, then the Preferred Stock holders will be entitled to appoint that number of Board directors such that their Board representation is proportionate to the ratio of the Ownership Interest to the Aggregate Value.

This summary of the Articles Supplementary is qualified in its entirety by the full terms and conditions of the Articles Supplementary, a copy of which is attached as Exhibit 3.4 to the Company 8-K, and which are hereby incorporated herein by reference.

Registration Rights

Pursuant to a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), among the Company, the Fund and Richmond Hill Capital Partners, LP, the Fund has certain demand, shelf and piggyback registration rights with respect to all of the Shares reported herein and any other securities issued or issuable with respect to such Shares.

This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.37 to the Company 8-K, and which is hereby incorporated herein by reference.

Bridge Financing

Pursuant to a Note, dated as of the Closing Date (the “Note”), among the Company and Essex Equity High Income Joint Investment Vehicle, LLC, an affiliate of the Reporting Persons, as agent and lender (the “Bridge Lender”), the Bridge Lender agreed to make term loans of up to an aggregate principal amount of $10 million to the Company.  The term loans pursuant to the Note are secured by: (a) upon the refinancing or repayment of the Indebtedness (as defined in the Note) of any subsidiary of the Company which directly owns a hotel property constituting collateral securing obligations pursuant to the Credit Agreement, dated as of May 8, 2006, among the Company, its subsidiaries, the lenders party thereto and Branch Banking and Trust Company, as administrative agent (such collateral, the “Credit Agreement Collateral”), security interests in the capital stock of such subsidiary or any unencumbered hotel property of such subsidiary; (b) to the extent that hotel properties of the Company’s subsidiaries do not constitute Credit Agreement Collateral, security interests in such unencumbered hotel properties on a first priority basis; and (c) to the extent the Company procures all consents or waivers necessary to permit a pledge of the capital stock of any of its subsidiaries owning a hotel property, security interests in the capital stock of such subsidiary.

This summary of the Note is qualified in its entirety by the full terms and conditions of the Note, a copy of which is attached as Exhibit 10.38 to the Company 8-K, and which is hereby incorporated herein by reference.

Page 10 of 16 Pages

Board Member

Pursuant to the Articles Supplementary, a director designated by the holders of the Preferred Stock is expected to be appointed to the Board on or before July 17, 2011.

Investment Purpose

The purpose of the acquisition of the Warrants (which may be exercised to purchase Shares) is for investment, and the acquisition of the Warrants by the Fund was made in the ordinary course of business and was not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities or transfer or dispose of any or all of its Shares or other securities depending upon an ongoing evaluation of the investment in the Shares or other securities (as applicable), prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  No Reporting Person has made a determination regarding a maximum or minimum number of Shares or other securities which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

  Item 5.  Interest In Securities Of The Issuer

The Fund

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for the Fund is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 9,586,786 Shares outstanding as of March 29, 2011 (as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 29, 2011), plus the additional Shares that would be issued if the applicable Reporting Person exercised all of the Warrants it beneficially owns as of the date hereof.

Page 11 of 16 Pages

(c)
On the Closing Date, pursuant to the Securities Purchase Agreement, the Fund purchased from the Company (i) the Warrants to purchase 1,748,00 Shares and (ii) 23,000 shares of Preferred Stock, for a total purchase price of $23.0 million in a private placement conducted by the Company under Section 4(2) of the Securities Act of 1933, as amended.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Fund as reported herein.  The Individual Reporting Persons are members of the investment committee for members of the Investment Manager.

(e)	Not applicable.

The Investment Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Investment Manager is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Fund as reported herein.  The Individual Reporting Persons are members of the investment committee for members of the Investment Manager.

(e)	Not applicable.

The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Persons is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Fund as reported herein.  The Individual Reporting Persons are members of the investment committee for members of the Investment Manager.

(e)	Not applicable.

The Shares (beneficially owned through ownership of Warrants) reported hereby for the Fund are beneficially owned by the Fund.  The Investment Manager, as investment manager to the Fund, may be deemed to be a beneficial owner of all such Shares beneficially owned by the

Page 12 of 16 Pages

Fund. Each of the Individual Reporting Persons, as a member of the investment committee for members of the Investment Manager, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Fund.  Each of the Investment Manager and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares (and related Warrants).

In addition, if by virtue of the Securities Purchase Agreement, the Warrant Agreement and/or the Registration Rights Agreement, the Reporting Persons were deemed to be members of a “group” with the Richmond Hill Entities, the Reporting Persons would be deemed to beneficially own the Shares beneficially owned by such persons.  Based on the foregoing agreements, the Reporting Persons believe the Richmond Hill Entities beneficially own Warrants to purchase 152,000 Shares.  Accordingly, the Reporting Persons and the Richmond Hill Entities, if deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to beneficially own an aggregate of 1,900,000 Shares, or approximately 16.5% of the outstanding Shares.  The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any securities beneficially owned by the Richmond Hill Entities and disclaim the existence of a group with, and beneficial ownership of any securities beneficially owned by, such persons.

  Item 6.  Contracts, Arrangements, Understandings Or
Relationships With Respect To Securities Of The Issuer

The descriptions of the Securities Purchase Agreement, the Warrant Agreement, the Articles Supplementary, the Registration Rights Agreement and the Note set forth in Item 4 are qualified in their entirety by reference to the full text of each such document, which are filed as Exhibits 10.36, 4.2, 3.4, 10.37 and 10.38, respectively, to the Company 8-K, and which are hereby incorporated herein by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

  Item 7.  Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.

The Securities Purchase Agreement, the Warrant Agreement, the Articles Supplementary, the Registration Rights Agreement and the Note filed as Exhibits 10.36, 4.2, 3.4, 10.37 and 10.38, respectively, to the Company 8-K are hereby incorporated herein by reference.

Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2011                          ESSEX ILLIQUID, LLC

By:          Essex Equity Capital Management, LLC,
its Investment Manager

By:   /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

ESSEX EQUITY CAPITAL MANAGEMENT, LLC

By:   /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

/s/ Basil Maher
Basil Maher

/s/ M. Brian Maher
M. Brian Maher

Page 14 of 16 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 15 of 16 Pages

EXHIBIT 1
TO SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  April 28, 2011                          ESSEX ILLIQUID, LLC

By:          Essex Equity Capital Management, LLC,
its Investment Manager

By:   /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

ESSEX EQUITY CAPITAL MANAGEMENT, LLC

By:   /s/ John Liu
Name:  John Liu
Title:    Chief Executive Officer

/s/ Basil Maher
Basil Maher

/s/ M. Brian Maher
M. Brian Maher

Page 16 of 16 Pages